www.umc.com

Exhibit

Exhibit Description

99.1 Announcement on 2026/02/13: Announcement of the Company's Board Meeting Date of 2025 Financial Reports

99.2 Announcement on 2026/02/09: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

Announcement of the Company's Board Meeting Date of 2025 Financial Reports

1. Date of a notice of the board of directors meeting is issued: 2026/02/13

2. Expected date of the board of directors meeting is convened: 2026/02/25

3. Expected year and quarter of the financial reports or the annual self-assessed financial information submitted to the board of directors or approved by the board of directors: 2025 Financial Reports

4. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

For the month of January, 2026

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)
The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of December 31, 2025	Number of shares as of January 31, 2026	Changes
Independent Director	Su Lin Wang	--	101,000	101,000
2)
The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of December 31, 2025	Number of shares as of January 31, 2026	Changes
--	--	--	--	--